Mail Stop 4561

April 9, 2009

VIA USMAIL and FAX (703) 329 - 1459

Mr. Thomas J. Sargeant
Chief Financial Officer
Avalonbay Communities, Inc.
2900 Eisenhower Avenue, Suite 300
Alexandria, Virginia 22314

> **Re:** **Avalonbay Communities, Inc.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/2/2009**
> **File No. 001-12672**

Dear Mr. Thomas J. Sargeant:

　　We have reviewed your response letter dated March 31, 2009 and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Note 1 – Organization and Significant Accounting Policies

Principle of Consolidation, page F-8

1.　　Your response and revised disclosure suggests that there may be instances where the company holds the limited partnership interest in an entity, is not the general partner and is consolidating the entity. Please describe the circumstances in which you are consolidating such entities other than in cases where the entity is being consolidated under FIN 46.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file a letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3498 if you have any questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant